FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 22 May 2023

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

22 May 2023

Off-market purchase of 469,200,081 ordinary shares from His Majesty’s Treasury (“HM Treasury”)

NatWest Group plc (the “Company”) has agreed with HM Treasury to make an off-market purchase (the “Off-Market Purchase”) of 469,200,081 ordinary shares in the Company with a nominal value of £1.0769* each (“Ordinary Shares”) at a price of 268.4 pence per Ordinary Share, being the closing price of the Ordinary Shares on the London Stock Exchange on 19 May 2023. The total consideration for the Off-Market Purchase will be £1,259,333,017.40.

The purchased Ordinary Shares represent 4.95 per cent of the Company’s issued Ordinary Share capital (excluding treasury shares). The Off-Market Purchase is expected to settle on 24 May 2023.

A contract (the “Directed Buyback Contract”) between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 25 April 2023.

The Company intends to cancel 336,200,081 of the purchased Ordinary Shares and hold the remaining 133,000,000 Ordinary Shares in treasury. Holding Ordinary Shares as treasury shares gives the Company the ability to cancel or re-issue such Ordinary Shares at a later date, quickly and cost effectively, and may provide the Company with additional flexibility in the management of its capital base, including the allotment of Ordinary Shares in relation to its employee share plans.

Under Chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Upon settlement of the above transaction:

-	the Company will hold 217,559,121 of its Ordinary Shares as treasury shares;

-	the Company will have in issue 9,008,272,152 Ordinary Shares (excluding treasury shares)** and 483,140 Cumulative Preference Shares of £1; and

-	HM Treasury will hold approximately 38.69 per cent. of the Company’s voting rights.

The above transaction would have reduced the Company’s CET1 ratio of 14.4 per cent at 31 March 2023 by 71 basis points.  TNAV per share as at 31 March 2023 was 278p, pro-forma TNAV per share including the payment of the 2022 final dividend of 10p would be 268p and the proposed DBB transaction would be TNAV per share neutral.

The person responsible for arranging the release of this announcement on behalf of the Company is Alexander Holcroft, Head of Investor Relations.

*The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

**This number does not take into account any purchases of Ordinary Shares which (i) may have taken place but have not, at the date of this announcement, settled under the Company’s On Market Share Buyback Programme which commenced on 20 February 2023 (the “Programme”) or (ii) may take place under the Programme between the date of this announcement and settlement of the Off-Market Purchase.

Further information:

Investor Relations

+ 44 (0)207 672 1758

Media Relations

+44 (0)131 523 4205

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the Company's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to the Company in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and the Company’s exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Company’s actual results are discussed in the Company’s 2022 Annual Report on Form 20-F, the Company’s Interim Management Statement for Q1 2023 on Form 6-K and its other filings with the US Securities and Exchange Commission. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	May 22, 2023	By:	/s/ Gary Moore
			Name:	Gary Moore
			Title:	Assistant Secretary